One Liberty Plaza, 7th Floor New York, N.Y. 10006 Office: (212) 297-0200 Fax: (212) 297-0375

March 28, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention: Ta Tanisha Meadows and Joel Parker

Re: ABM Industries Incorporated
Form 10-K for Fiscal Year Ended October 31, 2024
Form 8-K Filed December 18, 2024
File No. 1-08929

Ladies and Gentlemen:

On behalf of ABM Industries Incorporated (referred to as “ABM,” “we,” “our,” or the “Company”), please find our response to the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated March 6, 2025 with respect to the above-referenced filings. All references to years within this letter are to our fiscal year, which ends on October 31. To assist with your review, we have included the Staff’s comment in italics directly above our response.

Form 8-K Filed December 18, 2024
Exhibit 99.1
Reconciliations of Non-GAAP Financial Measures
1. We note your adjustment for "Prior year self-insurance adjustment" in arriving at Adjusted Net Income and Adjusted EBITDA. Please tell us how you concluded this adjustment does not represent an individually tailored accounting principle. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Response:
Background
The Company uses a combination of insured and self-insurance programs to cover workers’ compensation, general liability, automobile liability, property damage, and other insurable risks. Additionally, we are self-insured for certain employee medical and dental plans. As of October 31, 2024, we had gross insurance claim reserves totaling $619.4 million, which includes claims that occurred as early as 1988 through October 31, 2024.
We engage a professional third-party claims administrator to administer all claims. The administrator establishes an initial claim estimate that is used in the evaluation of our insurance reserves. Our claims management process is further augmented by ABM internal resources and other external resources and involves a comparison of actual trends to expected trends as well as monitoring of claims developments.

We record our reserves for workers’ compensation, general liability, automobile liability, and property damage insurance claims based upon all available information to develop our best

One Liberty Plaza, 7th Floor New York, N.Y. 10006 Office: (212) 297-0200 Fax: (212) 297-0375
estimate of insurance claims reserves for our current fiscal and prior fiscal years, as information is obtained, which includes known trends and events and third-party independent actuarial determined estimates of required reserves.
For periods in which a third-party actuarial valuation is not performed, we conduct reviews to evaluate patterns and trends related to changes made to claims reserves and claims payment activity for the period.
ABM’s Non-GAAP Self-Insurance Adjustment
As disclosed in our Press Release dated December 18, 2024 furnished as an exhibit to our Current Report on Form 8-K, page 14, the Company adjusts net income (loss) to eliminate changes to its self-insurance reserves to the extent that those reserve changes relate to claims that occurred prior to the beginning of the then-current fiscal year (a “Prior Year Adjustment”). Accordingly, net income (loss) is only adjusted by a Prior Year Adjustment and our current operating results continue to include our best estimate of our self-insurance programs’ incurred expense for that fiscal year.
Even though our non-GAAP Prior Year Adjustment excludes amounts from the most directly comparable GAAP measure, we have concluded that this non-GAAP adjustment does not represent an individually tailored accounting policy that causes the presentation of the Company’s non-GAAP measure to be misleading based on the following:
•The adjustment does not shift the measure from an accrual basis of accounting to a cash or modified basis of accounting.
•The adjustment has no impact on recognized revenue.
•The adjustment does not include transactions that are also reportable in another company’s financial statements.
•The adjustment does not change the pattern of recognition of the Company’s insurance expense for the current year, but does reflect part, but not all, of an accounting concept:
◦For the year ended October 31, 2024, the Company adjusted income from continuing operations by $20.3 million to reflect unfavorable developments in its estimate of ultimate losses related to insurance reserves that occurred prior to November 1, 2024. It should be noted that such adjustment represented 3.2% of our total gross insurance claim reserves at October 31, 2024. It should also be noted that the Prior Year Adjustments for fiscal years 2023 and 2022 were favorable and resulted in insurance reserves reductions. Accordingly, the Company has consistently made Prior Year Adjustments to its self-insurance reserve balance, whether the adjustments were favorable or unfavorable.
◦We believe the exclusion of these amounts is useful to shareholders as it provides additional insight into how management views the current operating results of the Company, rather than including positive or negative adjustments that related to the prior periods. These Prior Year Adjustments reflect developments of claims that could date back many years and are often influenced by unpredictable changes in regulatory, legal or medical trends that management has little ability to influence. As a result, these Prior Year Adjustments can also change in value significantly from period-to-period, including reversing positive or negative adjustments.
◦The Company further believes the exclusion of any Prior Year Adjustment from net income (loss) is useful to shareholders by enabling them to better assess our operating performance in the context of current fiscal year recognized revenues and profitability.

One Liberty Plaza, 7th Floor New York, N.Y. 10006 Office: (212) 297-0200 Fax: (212) 297-0375
•The adjustment does not render the measure inconsistent with the underlying economics or ignore certain aspects of the economics:
◦As discussed above, a Prior Year Adjustment does not exclude any insurance expense incurred during the Company’s current fiscal year. Thus, any known trends that have impacted a Prior Year Adjustment are reflected in our current year operating performance results.

Accordingly, we believe our Prior Year Adjustment to income from continuing operations for the year ended October 31, 2024 does not result in misleading information or an individually tailored accounting measure that violates the principles of Question 100.04 of the Non-GAAP Financial Measures and Disclosure Interpretations.

If you have any questions with respect to any of the information in this letter, please email me at earl.ellis@abm.com

Very truly yours,

/s/ Earl R. Ellis
Executive Vice President and
Chief Financial Officer